October 6, 2008

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Washington, D.C 20549-0402

Dear Ms. Cvrkel,

This letter sets forth the responses of Applied Energetics, Inc. (we, us or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission with regard to the Form 10-K for the fiscal year ended December 31, 2007 and the Form 10-Q for the quarterly period ended June 30, 2008. The Staff’s comments were provided to the Company in a letter dated September 25, 2008. For the convenience of the Staff, the text of the comments is reproduced in its entirety followed by our responses.

Form 10-K for the fiscal year ended December 31, 2007
Note 6. Property and Equipment, page F-16

1. COMMENT:
We noted that you have reported significant net operating losses and negative cash flows from operations since 2005. Also, we noted that no impairment charges have been recorded for property and equipment during any of the periods in the three years ended December 31, 2007. Based on your history of losses and negative cash flows from operations, it appears that pursuant to paragraph 8(e) of SFAS No. 144 an impairment test should have been performed for property and equipment during the year ended December 31, 2007. In this regard, please advise us of the date of your property and equipment impairment test for the fiscal year ended December 31, 2007. If no impairment test was completed during this period, please explain why this was not performed pursuant to paragraph 8(e) of SFAS 144. Furthermore, provide us with a summary of material relevant facts, assumptions, and estimates you considered in the impairment analysis on an individual asset group basis, and for those long lived assets, for which no impairment charges were taken, further explain to us why you concluded that no impairment of those long-lived assets was necessary for the year ended December 31, 2007.

RESPONSE:
At each quarter-end we evaluate general impairment of assets.  As an element of our annual business planning process conducted in October and November of each year we consider expected revenues and resulting cash flow from operations. Revenue planning is based upon actual and expected contract awards as the majority of our revenues are sourced from Government contracts. During this process we evaluate the current carrying values of all long-lived assets on our books.  We compare these values against business plans to determine if carrying values are recoverable. In accordance with such testing at the end of the third quarter in 2007 this analysis resulted in the write-down of unusable building, equipment and leasehold improvements at the Stennis, Mississippi operating facility. All useful assets at Stennis were transferred either to our Tucson or St. Louis locations and the remainder were either sold or disposed of with gain or loss to carrying values booked at quarter-end.

Our annual impairment test was performed on March 2, 2008 where we determined that as of December 31, 2007 the net book values of long-lived assets were recoverable through expected undiscounted business cash flows based on anticipated and actual future revenue bookings and backlog. We will continue to evaluate the carrying values in the future.  We evaluate impairments as such circumstances warrant.

Note 9. Stockholders Equity, page F-17

2. COMMENT:
We noted that you issued Redeemable Convertible Preferred Stock (the “Series A Preferred Stock”), which appears to have a redemption date other than that described in page F-18. In this regard, please tell us if the Series A Preferred Stock is redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the Company. If so, please explain how you consider EITF D-98 in assessing your balance sheet classification of the Series A Preferred Stock.

RESPONSE:
The Series A Preferred Stock is not redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the Company. The Series A Preferred Stock is redeemable upon a change of control, which solely is within the control of the Company.

Form 10-Q for the quarterly period ended June 30, 2008
Note 4- Securities Available for Sale, page 7

3. COMMENT:
In light of your recent history of operating losses and negative cash flows from operations, please revise future filings to expand your discussion regarding your auction rate securities to explain why you believe you have the ability to hold these investments on a long-term basis.

RESPONSE:
We will in future filings expand our discussion regarding these auction rate securities including providing a discussion of our cash needs beyond a short-term basis. Please note in July 2008 we sold $100,000 of our ARS at par.

We believed as of June 30, 2008, according to our business plans, we had sufficient cash, accounts receivable, business backlog and other short-term assets available to provide liquidity to operate our business in the normal course without selling these long-term assets through calendar 2009. Additionally we have obtained the ability to leverage (borrow against) such long-term assets using standard margin agreements should cash needs deviate from current plans.

4. COMMENT:
We note that you refer to engaging a third party expert valuation firm in note 4 on page 7. In future filings please delete the reference to the “3rd party expert valuation firm” or provide a consent from that valuation firm as an exhibit to your periodic filings.

RESPONSE:	In future filings we will either include such consent as an exhibit or delete such reference.

Note 5. Property and Equipment, page 7

5. COMMENT:
We noted the disclosure included in Note 5 indicating that the Company purchased its principal office, manufacturing, storage, and primary research and development facility from Columbia Tucson, LLC at a purchase price of $2.2 million. We also note that Columbia Tucson, LLC is owned by certain of the Company’s current and former executive officers and by certain of the Company’s principal shareholders. Please tell us how the purchase price paid by the Company for this property compared to its estimated fair value at the date it was purchased. Also, if the purchase price paid for this property was estimated to be its estimated fair value, please explain in further detail how this fair value estimate was determined. We may have further comments upon receipt of your response.

RESPONSE:
During the fall of 2007 the Company expressed a desire to purchase its primary research facility from its landlord, Columbia Tucson, LLC (a related party). Initial discussions were held and expressions of interest communicated by both parties in completing a fair and equitable arms-length transaction.

The Company obtained two independent expert real estate valuations to determine the value of the target property (one paid for by the Company and one provided by the seller). Both firms utilized similar methods of valuation to arrive at an indicated range of value for the property: The Cost Approach (estimating the cost to replace the land and building); the Income Approach (estimating an annual net income based on rental income); and Market Approach (sales comparison). The range of value estimated by these two firms was from $2.4 million to $2.8 million.

After negotiations the parties determined that an equitable price for the transaction, which approximated fair value would be $2.2 million as these appraised values are inclusive of $304,000 in leasehold improvements net of depreciation made by the Company during the lease period, which are not included in the purchase price. Based upon these factors the parties entered into the buy/sell agreement.

In our filing we disclosed the relationship of the parties (three previous officers and two current officers of the Company). One of the previous officers owned greater than 10% of the Company.  The fair value of the real estate purchased was reasonably and objectively determined, the real estate had been held by Columbia Tucson, LLC for a period of more than five years and was of the type that could be expected to appreciate in value. Columbia Tucson, LLC has no continuing involvement or ownership in the real estate after the sale.

Exhibit 99.1

6. COMMENT:
We note the disclosure of the non-GAAP measure “EBITDA.” Please revise future filings to include the disclosure required by Item 10(e)(i) C and D of Regulation S-K. These disclosures should include a discussion as to why management believed presentation of the non-GAAP measure is useful to investors and how the measure is used by the Company’s management.

RESPONSE:
The Company will provide the disclosure required by Item 10(e)(i) C and D of Regulation S-K in its future filings in which it elects to present non-GAAP information, including a discussion as to why management believes presentation of the non-GAAP measure is useful to investors and how the measurement is used by the Company’s management.

In accordance with your letter and comments we acknowledge the Company is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Kenneth Wallace
Chief Financial Officer
Applied Energetics, Inc.